Exhibit 12

UNIVERSAL CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Fiscal Year Ended March 31,
	2014	2013	2012	2011	2010
	(in thousands, except for ratios)
Earnings
Pretax income before equity in pretax earnings (loss) of unconsolidated affiliates	$226,793	$201,650	$158,783	$234,265	$234,252
Fixed charges (net of interest capitalized)	23,974	25,646	26,882	27,845	29,226
Distribution of earnings from unconsolidated affiliates	6,508	123	16,724	—	11,983
Total Earnings	$257,275	$227,419	$202,389	$262,110	$275,461

Fixed Charges and Preference Dividends
Interest expense	$20,307	$22,013	$22,835	$23,058	$24,210
Interest capitalized	—	—	—	—	—
Amortization of premiums, discounts, and debt issuance costs	1,302	1,343	1,334	1,260	1,837
Interest component of rent expense	2,365	2,290	2,713	3,527	3,179
Total Fixed Charges	23,974	25,646	26,882	27,845	29,226
Dividends on convertible perpetual preferred stock (pretax)	22,846	22,846	22,846	22,846	22,846
Total Fixed Charges and Preference Dividends	$46,820	$48,492	$49,728	$50,691	$52,072

Ratio of Earnings to Fixed Charges	10.73	8.87	7.53	9.41	9.43

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	5.49	4.69	4.07	5.17	5.29